Exhibit 99.1

Special Notice to Shareholders who hold our
Ordinary Shares in the United States

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Special General Meeting of Ability Inc. (the “Meeting”) to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Wednesday, May 5, 2021 at 2:00 p.m. (Israel time).

The purpose of the meeting is to consider and vote upon:

1.	Approval of a Compensation Policy for our officers and directors

2.	Reapproval of the compensation terms of our Chairman and CEO, Mr. Anatoly Hurgin

3.	Reapproval of the compensation terms of our CTO and Director, Mr. Alexander Aurovsky

4.	Approval of letters of exculpation in favor of our officers and directors

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached proxy statement and the exhibit thereto.

A copy of an unofficial English translation of our immediate report describing the proposals to be considered at the Meeting and certain related information, as filed in Israel, is attached as Exhibit A to the attached proxy statement. That translated report provides detailed information regarding the proposals and the background with respect thereto.

Shareholders who hold our ordinary shares, par value USD $0.001 per share (referred to as “Ordinary Shares”) through brokers in the United States should note that Sections 23.1 and 23.4 to 23.6, of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on April 7, 2021 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

/s/ Anatoly Hurgin
Chairman of the Board of Directors

April 6, 2021

PROXY STATEMENT

SPECIAL GENERAL MEETING

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. (“we,” “us,” “our,” or the “Company”) to be voted at the Special General Meeting of Ability Inc. (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Wednesday, May 5, 2021 at 2:00 p.m. (Israel time). This Proxy Statement, the attached Notice of Special General Meeting and the enclosed proxy card will be distributed to shareholders who do not hold shares through the Tel-Aviv Stock Exchange on or about April 13, 2021.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Our company exists under the laws of the Cayman Islands. As our ordinary shares, par value $0.001, are listed on the Tel-Aviv Stock Exchange, under the Israeli Securities Law (5728-1968), our Company is subject to certain laws applicable to companies formed under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an issuer subject to Israeli securities laws and is being effected in accordance with applicable Cayman Islands corporate laws and Israeli securities laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies or foreign companies whose shares are traded on the Tel-Aviv Stock Exchange may differ from requirements under U.S. corporate and securities laws as they apply to U.S. companies.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon:

1.	Approval of a Compensation Policy for our officers and directors

2.	Reapproval of the compensation terms of our Chairman and CEO, Mr. Anatoly Hurgin

3.	Reapproval of the compensation terms of our CTO and Director, Mr. Alexander Aurovsky

4.	Approval of letters of exculpation in favor of our officers and directors

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of Proposals 1 to 4.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on April 7, 2021. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to attend and vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of members (shareholders), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Evyatar Cohen, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

As of March 31, 2021, we had 7,972,394 Ordinary Shares issued and outstanding (which excludes treasury shares, but includes 700,000 ordinary shares as to which the holders thereof have waived the right to vote). Each Ordinary Share outstanding as of the close of business on the record date—April 7, 2021— is entitled to one vote upon each of the proposals to be presented at the Meeting. The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the vote for the re-election of directors, the vote for the consolidation and increase of the Company’s ordinary shares, or the vote for the ratification of the auditors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. An ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to approve each of the proposals.

The approval of each of the proposals furthermore requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Ordinary Shares voted at the Meeting (excluding abstentions) that are held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal (and other than in the case of Proposal 4, excluding a personal interest that does not relate to connections with a controlling shareholder); or

●	the total number of Ordinary Shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct our Company’s activities (other than by means of being a director or other office holder of our Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of our Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Shareholders that have a conflict of interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of any proposal, and failure to do so disqualifies the shareholder from participating in the vote on the applicable proposal. In order to confirm that you lack a conflict of interest in the approval of any proposal, and in order to therefore be counted towards the special majority required for the approval of those proposals, you must check the box for Item 1A, 2A, 3A and 4A on the accompanying proxy card when you record your vote on Proposal 1, Proposal 2, Proposal 3 and Proposal 4, respectively.

If you believe that you, or a related party of yours, has such a conflict of interest and you wish to participate in the vote for or against the approval of any proposal (as applicable), you should not check the box under Proposal 1A, 2A, 3A or 4A, as applicable, on the enclosed proxy card and you should not vote on the applicable proposal via the proxy card. Instead, you should contact our Chief Financial Officer, Evyatar Cohen at evyatar@profinance.co.il, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the applicable proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of the applicable proposal, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Chief Financial Officer on your behalf.

Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Background Information Concerning the Proposals

A copy of an unofficial English translation of the Company’s immediate report filed in Israel, which provides important background information concerning the proposals to be considered at the Meeting, is attached hereto as Exhibit A. That document also provides other relevant information concerning the Meeting and the required vote for approval of the proposals at the Meeting. Shareholders who hold our Ordinary Shares through brokers in the United States should note that Sections 23.1 and 23.4 to 23.6 of Exhibit A to this proxy statement are not applicable to them.

Security Ownership of Certain Beneficial Owners and Management

For information concerning the beneficial ownership of our outstanding Ordinary Shares as of June 15, 2020 by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares and by each of our directors and executive officers individually, please see the information contained in Item 7.A of our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2020.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020, is available for viewing and downloading on the SEC’s website at www.sec.gov. In addition, an official translation of our 2020 Periodic Report, as reported under Israeli law, was furnished to the SEC on April 1, 2021, as an exhibit to a Report on Form 6-K, is available for viewing and downloading on the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. Our filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors, Anatoly Hurgin Chairman of the Board

Tel Aviv, Israel

April 6, 2021

EXHIBIT A

March 31, 2021

Ability Inc.

(“the Company”)

To	To
The Securities Authority	The Tel Aviv Stock Exchange Ltd.
Through the MAGNA	Through the MAGNA

RE:	Immediate report upon convening of a special general meeting of the Company pursuant to the Companies Law - 1999 (“the Companies Law”), the Securities Law - 1968 (“the Securities Law”), the Companies Regulations (notification and notice of general meeting and class meeting in public company and addition of item to the agenda) - 2000 (“the Notice of Meeting Regulations”), the Companies Regulations (voting in writing and position notice) - 2005 (“the Voting in Writing Regulations”) and the Securities Regulations (periodic and immediate reports) - 1970 (“the Reporting Regulations”)

Notice is hereby issued (“Convening of Meeting Report”) upon the convening of a special general meeting of shareholders of the Company (“the Meeting”) to be held on Wednesday, May 5th, 2021, at 14:00 at the offices of the Company at 14 Yad Harutzim (floor 7), Tel Aviv (“the Offices of the Company”), to approve the resolutions on the agenda as specified in this report below.

Part A - Special General Meeting

The items on the agenda of the Meeting, and synopsis of the proposed resolutions

1.	Approval of compensation policy for officers at the Company

Proposed resolution: to approve the proposed compensation policy for officers in the Company pursuant to Article 267A of the Companies Law - in the format attached as Appendix A to the Convening of Meeting Report (“the Proposed Compensation Policy”), for a period of three years starting on the date of the approval of the Meeting. For additional details see Part B of the Convening of Meeting Report.

2.	Reapproval of the terms of service and employment of the CEO and chairman of the of the Board of Directors of the Company

Proposed resolution: to reapprove, subject to the approval of the Proposed Compensation Policy, the terms of service and employment of Mr. Anatoly Hurgin as CEO and chairman of the Company, as specified in Part C of the Convening of Meeting Report.

3.	Reapproval of the terms of service and employment of the CTO and director in the Company

Proposed resolution: to reapprove, subject to the approval of the Proposed Compensation Policy, the terms of service and employment of Mr. Alexander Aurovsky as CTO and director of the Company, as specified in Part D of the Convening of Meeting Report.

4.	Approval of letters of exculpation in favor of officers and directors

Proposed resolution: to approve, subject to the approval of the Proposed Compensation Policy, the granting of a release from liability for officers in the Company, as shall serve from time to time, in the format attached as Appendix B to the Convening of Meeting Report. For additional details see part E below.

Part B - Additional Details Concerning Approval of the Initially Proposed Compensation Policy

5.	The following are details concerning the resolution proposed in item 1 of the agenda of the Meeting - approval of the compensation policy of the Company.

5.1.	General

(1)	In the framework of the activity of the Company to modify its institutions in accordance with the directives for corporate governance and the provisions of the Israeli law in accordance with Article 39A of the Securities Law, as a result of delisting the shares of the Company from trading on the US Nasdaq Capital Market in the month of December 2019, and out of the desire of the Company to approve for the first time a compensation policy for its officers with the aim of regulating the manner of provision of compensation to officers in the Company and to provide incentives to officers in the Company by means of varying grants, the Company has decided to adopt a compensation policy for officers in the Company.

(2)	In accordance with Article 267A of the Companies Law, the Proposed Compensation Policy is presented for approval of the general meeting of shareholders in the Company in the format attached as Appendix A to this report.

(3)	On March 29, 2021, after receiving the recommendations of the compensation committee, the board of directors of the Company approved the Proposed Compensation Policy (“the Proposed Compensation Policy” or “the Policy”), which is presented for approval of the Meeting as specified in this Convening of Meeting Report, pursuant to Article 267A of the Companies Law and as specified below.

(4)	The Proposed Compensation Policy is based, on the one hand, on provision of appropriate compensation, and retention of key persons and officers in the Company, while determining parameters for compensation on the basis of measurable and qualitative targets, which tie, as much as possible, the officers to the long-term goals of the Company and increase the sense of identification of the officers with the goals of the Company by creating a mutual interest to stabilize and develop the Company. On the other hand, this compensation policy seeks to ensure that the compensation will align with benefiting the shareholders and maximization of the value of the Company, and not constitute a bar to appointment of quality officers.

(5)	As a rule, the Policy reflects the existing state of the Company with respect to the compensation of officers, while modifying the Policy in accordance with the provisions of the law. The compensation policy is intended to determine a sufficiently broad framework to enable the compensation committee, the board of directors and the CEO of the Company, as the case may be, to determine a personal compensation policy for each of the officers, per the needs of the Company and in line with the welfare of the Company, its employees and shareholders, and the overall strategy of the Company for the long-term.

(6)	The provisions of the Policy apply solely and exclusively to officers (as defined in the Companies Law) in the Company.

(7)	In the framework of the process of preparation of the Proposed Compensation Policy, representatives of the management of the Company appeared before the compensation committee. Furthermore, the compensation committee and the board of directors were presented the ratio of the cost of the employment and terms of service of the officers compared with the salary costs of the remainder of the employees employed with the Company, and in particular, the ratio to the average salary and the median salary of such employees, as specified in clause 6.1 of the Proposed Compensation Policy (“the Ratio”).

(8)	The Proposed Compensation Policy is based on the following principal compensation components: fixed components, ancillary social benefits, variable component (grants), departure arrangements, and release, insurance, and indemnification. In addition, the Proposed Compensation Policy includes general provisions.

(9)	For the full text of the Proposed Compensation Policy see Appendix A of the Convening of Meeting Report.

5.2.	The grounds of the compensation committee and the board of directors for approval of the Proposed Compensation Policy:

(a)	The Proposed Compensation Policy was intended to facilitate achievement of the goals of the Company, its policy and its work plan, and inter alia with the aim that:

(1)	A reasonable, appropriate and fair compensation will be granted to officers in the Company, in light of their position and field of responsibility, the exposure and risk inherent in the service of an officer in the Company.

(2)	The Company will be able to retain and recruit high-level quality senior management, with experience and specific professional knowledge and unique expertise for the Company, with the ability to lead the Company to business success and deal with the challenges it faces.

(3)	The compensation of the officers will be commensurate, inter alia, with the characteristics of the Company, its circumstances, and the nature of its activity.

(b)	The Proposed Compensation Policy was intended to retain an appropriate balance between the comprehensive organizational view of the Company and its goals, as are determined from time to time, and between creation of an appropriate system of incentives for recruiting and retaining quality management manpower in senior management positions for the long-term, required for continued development and business success of the Company.

(c)	In preparation of the Proposed Compensation Policy, there were considered, inter alia, the levels of compensation and terms of employment for officers which prevailed in the Company in the proceeding years. It is noted in this context that the group of officers in the Company is a relatively limited group which carries out a variety of functions in the Company beyond the definition of the position of each officer and some of whom have been employed by the Company for very extended periods (dozens of years) and is composed of officers with unique expertise and extensive experience in the specific field of activity of the Company.

(d)	The Proposed Compensation Policy does not grant rights to officers in the Company and no right shall be granted to an officer in the Company, by virtue of the adoption of the Policy per se, to receive any of the components of the compensation set forth in the Policy. The compensation components to which the officer shall be entitled shall be solely and exclusively those which were approved/shall be approved for him specifically by the organs authorized for such purpose at the Company in accordance with the law.

(e)	The Proposed Compensation Policy was determined after the compensation committee and the board of directors have considered the scope of activity of the Company and the business environment in which it operates, including, the operation in a number of countries contemporaneously, its holdings, and the managerial attention required of the various officers therein, and promotion of its aims, with a long-term view, while creating an appropriate balance between the desire to compensate and retain officers in the Company and between the need that such compensation will align with the welfare of the Company and the shareholders, and the need to retain the various officers on the one hand and prevention of creation of inappropriate risks on the other, solely for the purpose of meeting the goals of the Company.

(f)	Members of the compensation committee and the board of directors are of the opinion that the Ratio, as defined above, is reasonable and is not anticipated to impact the work relations at the Company.

5.3.	Additional details on approval of the Proposed Compensation Policy

(a)	As of the date of the report, the Company has no controlling shareholder as this term is defined in the Companies Law.

(b)	The Company is not a public sub-subsidiary, as this term is defined in the Companies Law.

5.4.	The required approvals; the names of the directors that participated in the meeting of the compensation policy and the board of directors

(a)	In the meeting of the compensation committee of the Company of March 24, 2021, in which participated Mr. Amir Ariel (external director), who serves as chairman of the committee, Mrs. Maya Sadrina (external director) and Mr. Yosef Tenne (director), the Proposed Compensation Policy was discussed, and a resolution was passed to recommend that the board of directors of the Company approve it. Following the recommendation of the compensation committee, in the meeting of the board of directors of the Company of March 29, 2021, in which participated Mr. Anatoly Hurgin, Mr. Amir Ariel, Ms. Maya Sadrina and Mr. Yosef Tenne, the Proposed Compensation Policy was approved. The resolution to recommend to the board of directors of the Company to adopt the Proposed Compensation Policy and the resolution to adopt the Proposed Compensation Policy, as the case may be, were passed unanimously both by the compensation committee and by the board of directors of the Company.

(b)	The proposed compensation committee requires approval of the general meeting of the Company which is hereby convened by this report.

(c)	It is noted that pursuant to Article 267A(c) of the Companies Law, the board of directors may approve the Proposed Compensation Policy even if the Meeting shall object to its approval, to such extent as the compensation committee and thereafter the board of directors shall resolve, on the basis of detailed grounds and after rediscussing the Proposed Compensation Policy, that approval of the Proposed Compensation Policy notwithstanding the objection of the Meeting, is for the benefit of the Company.

5.5.	The names of directors with a personal interest in the approval of the Proposed Compensation Policy and the nature of the personal interests

The Proposed Compensation Policy determines, inter alia, the compensation for directors and the compensation for officers serving as directors in the Company in addition to their position, and accordingly, all of the directors in the Company may have a personal interest in approval of the Proposed Compensation Policy. In accordance with the provisions of Article 278(b) of the Companies Law, all of the members of the board of directors may participate in the vote in this matter.

Part C - Additional Details Concerning Reapproval of the Terms of Service and Employment of the CEO and Chairman of the Board of Directors of the Company, Mr. Anatoly Hurgin

6.	The following are details concerning the resolution proposed in item 2 of the agenda of the Meeting - reapproval of the terms of service and employment of the CEO and chairman of the board of directors of the Company Mr. Anatoly Hurgin (“Mr. Hurgin” or “the CEO of the Company”).

6.1.	Mr. Hurgin has served as CEO and chairman of the board of directors of the Company since December 2015. Extension of the appointment of Mr. Hurgin as chairman of the board of directors in addition to his tenure as CEO of the Company was recently approved by the general meeting on February 9, 2021. For additional details see clause 6 of the Convening of Meeting Report published on January 3, 2021 (reference number: 2021-01-000711), which is included in the Convening of Meeting Report by way of reference.

6.2.	On September 6, 2015, the Company engaged with Mr. Hurgin in an employment agreement which set forth the terms of the service and employment of the CEO of the Company. On May 27, 2020, the terms of service and employment as stated were revised, such that the mechanism for determination of the entitlement of the CEO to an annual grant in respect of his performance, as well as the manner of its calculation, were revised (“Terms of Service of the CEO of the Company”).

6.3.	In the framework of the activity of the Company to modify its institutions in line with the directives of corporate governance and the provisions of the Israeli law in accordance with Article 39A of the Securities Law, subsequent to delisting the shares of the Company from trading on the US Nasdaq Capital Market in December 2019, the terms of service and employment of the CEO of the Company were presented for examination and approval of the compensation committee and the board of directors of the Company in accordance with the provisions of the Articles 270(2) and 272(c1) of the Companies Law.

6.4.	On the 24th and 29th of March 2021, the compensation committee and the board of directors respectively approved the terms of service and employment of the CEO of the Company, subject to approval of this meeting.

7.	Overview of the terms of employment of the CEO of the Company

7.1.	Gross monthly payment in an amount of NIS 120 thousand.

7.2.	In addition, Mr. Hurgin is entitled to the following terms of employment: provision in an amount equal to 8.33% of the monthly salary to an insurance company or pension fund for a severance pay fund; a provision equivalent to 5% - 6% of the monthly salary to a provident fund or savings plan. To such extent as Mr. Hurgin will elect to obtain work incapacity insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; provision equivalent to 7.5% of the monthly salary to a continuing education fund. Additionally, Mr. Hurgin is entitled to a vehicle and reasonable vehicle usage expenses.

7.3.	It is clarified that the terms of service and employment proposed for the CEO of the Company are identical to the terms of service and employment prevailing under his existing employment agreement, and there shall be no change to the terms of his employment, to such extent as shall be approved by this meeting, save for a change which detracts from the rights granted in accordance with the employment agreement. Notwithstanding that stated above, to such extent as the Proposed Compensation Policy will be approved, the terms of service and employment of the CEO of the Company will be subjected to its provisions, starting from the date of its approval.

7.4.	The following are details concerning the existing and proposed compensation of the CEO of the Company in accordance with the sixth supplement to the Reporting Regulations (the amounts are in thousands of dollars):

		Details of recipient of compensation			Compensation for services							Other compensation(a)
Name	Position	Year	Scope of position	Rate of holding in capital of the Company(b)	Salary	Grant(c)	Share based payment	Management fees	Consulting fees	Commission	Other	Interest	Rental fees	Other	total
Anatoly Hurgin	CEO of the Company	2019	100%	17.64%	515	-	156	-	-	-	-	-	-	-	671
	CEO of the Company	2020	100%	17.67%	554	-	179	-	-	-	-	-	-	-	733

(a)	The compensation amounts in the table are in terms of cost to the Company.

(b)	Represents rate of holdings as of December 31 of the relevant year.

(c)	Assumes maximum possible grant, pursuant to Proposed Compensation Policy, subject to its approval.

8.	Details concerning education and professional experience:

For details concerning the education and professional experience of the CEO of the Company, see Regulation 26A of Chapter D in the Periodic Report of the Company for 2020, included in the Convening of Meeting Report by way of reference.

9.	Overview of the grounds of the compensation committee and the board of directors for approval of the revision of terms of the service and employment of the CEO of the Company

9.1.	The members of the compensation committee and the board of directors ascribe great importance to the employment of Mr. Hurgin, who has been employed as CEO of the Company for many years, due to his in-depth familiarity with the fields of activity of the Company. The members of the compensation committee and the board of directors believe that Mr. Hurgin has the knowledge, education, experience and skills required for service as CEO of the Company.

9.2.	Members of the compensation committee and the board of directors believe that the terms of service and employment which are proposed reflect the scope of the activity required of Mr. Hurgin as CEO of the Company, the responsibility he shall bear, the goals of the Company and its needs, the financial state of the Company, the conditions of the market and the exposure and risk inherent in service as CEO and chairman of the board of directors of the Company.

9.3.	Furthermore, the terms of service and employment were determined in light of the fact that Mr. Hurgin, in addition to his position as CEO of the Company, fulfilled additional functions which are not staffed at the Company. Resultingly, the Company saves on the cost of employment of additional employees and officers. It is emphasized that in light of the reduced manpower at the Company, Mr. Hurgin is required to carry out additional functions in the fields of business development, marketing and sales, collection from customers and so forth, in addition to his position as the administrative and professional manager of the Company.

9.4.	The members of the compensation committee and the board of directors noted that the terms of employment and service which are proposed for Mr. Hurgin are identical to those prevailing in accordance with his employment agreement existing with the Company. The principal change in the terms of the employment arises from the determination of threshold conditions to receiving variable compensation and a ceiling for the annual bonus in the Proposed Compensation Policy at the Company, such that the entitlement of Mr. Hurgin and the ceiling of the annual grant to which he may be entitled will be limited in accordance with the provisions of the Proposed Compensation Policy.

9.5.	After having examined the Ratio between the terms of service and employment proposed for the CEO of the Company and between the average and median cost of salary of the remainder of the employees of the Company, the members of the compensation committee and the board of directors of the Company believe that the compensation ratios are reasonable and fair in light of the operation of the Company as a Company operating in a unique field where few have the knowledge and managerial experience therein, and fulfill the Ratios of compensation determined in the compensation policy of the Company, existing and proposed.

9.6.	In light of all of that stated above, the terms of service and employment which are proposed for the CEO of the Company are accepted, fair and reasonable.

10.	The approvals required, the names of the directors who participated in the meeting of the compensation committee and the board of directors

10.1.	In the meeting of the compensation committee of the Company of March 24, 2021, in which participated Mr: Amir Ariel, Ms. Maya Sadrina and Mr. Yosef Tenne, approval of the revisions of the employment agreement of Mr. Hurgin was presented for discussion, a unanimous resolution was passed for its approval. In the meeting of the board of directors of the Company of March 29, 2021, in which participated Mr. Amir Ariel, Ms. Maya Sadrina and Mr. Yosef Tenne, the revision was approved unanimously.

10.2.	The approvals required for approval of the revision of the management agreement with the CEO of the Company are the approvals of the board of directors and the compensation committee of the Company, which were issued as stated, on March 24th and 29th, 2021, and the approval of the Meeting convened in this Convening of Meeting Report.

The Company is not a public sub-subsidiary.

11.	The names of the directors with a personal interest in approving the revision to the terms of service and employment of the chairman of the board of directors, and the nature of the personal interest

Mr. Hurgin has a personal interest in approval of the resolution in item 2 of the agenda above, as he is a party to the engagement.

Part D - Additional Details Concerning Reapproval of the Terms of Service and Employment of Mr. Alexander Aurovsky who serves as CTO and Director in the Company

12.	The following are details concerning the resolution proposed in item 3 of the agenda of the Meeting - reapproval of the terms of service and employment of the CTO and director of the Company Mr. Alexander Aurovsky (“Mr. Aurovsky” or “the CTO”).

12.1.	Mr. Aurovsky has served as CTO and director in the Company since December 2015.

12.2.	On September 6, 2015, the Company engaged with Mr. Aurovsky in an agreement setting forth the terms of his service and employment as CTO and director. On May 27, 2020, the terms of service and employment as stated were revised, such that the mechanism for determination of the entitlement of Mr. Aurovsky to the annual grant in respect of his position as CTO, and the manner of its calculation, were revised (“Terms of Service of Mr. Aurovsky”).

12.3.	In the framework of the activity of the Company to modify its institutions in line with the directives of corporate governance and the provisions of the Israeli law in accordance with Article 39A of the Securities Law, subsequent to delisting the shares of the Company from trading on the US Nasdaq Capital Market in December 2019, the terms of service and employment of Mr. Aurovsky were presented for examination and approval of the compensation committee and the board of directors of the Company in accordance with the provisions of the Articles 270(3) and 273 of the Companies Law.

12.4.	On the 24th and 29th of March 2021, the compensation committee and the board of directors respectively approved the terms of service and employment of Mr. Aurovsky, subject to approval of this meeting.

13.	Overview of the terms of employment of Mr. Aurovsky

13.1.	Gross monthly payment in an amount of NIS 120 thousand.

13.2.	In addition, Mr. Aurovsky is entitled to the following terms of employment: provision in an amount equal to 8.33% of the monthly salary to an insurance company or pension fund for a severance pay fund; a provision equivalent to 5% - 6% of the monthly salary to a provident fund or savings plan. To such extent as Mr. Aurovsky will elect to obtain work incapacity insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; provision equivalent to 7.5% of the monthly salary to a continuing education fund, a vehicle and reasonable vehicle usage expenses.

13.3.	It is clarified that the terms of service and employment proposed for Mr. Aurovsky are identical to the terms of service and employment prevailing under his existing employment agreement, and there shall be no change to the terms of his employment, to such extent as shall be approved by this meeting, save for a change which detracts from the rights granted in accordance with the employment agreement. Notwithstanding that stated above, to such extent as the Proposed Compensation Policy will be approved, the terms of service and employment of Mr. Aurovsky will be subjected to its provisions, starting from the date of its approval.

13.4.	The following are details concerning the existing and proposed compensation of the CTO in accordance with the sixth supplement to the Reporting Regulations (the amounts are in thousands of dollars):

		Details of recipient of compensation			Compensation for services							Other compensation(a)
Name	Position	Year	Scope of position	Rate of holding in capital of the Company(b)	Salary	Grant(c)	Share based payment	Management fees	Consulting fees	Commission	Other	Interest	Rental fees	Other	total
Alexander Aurovsky	CTO of the Company	2019	100%	17.64%	505	-	156	-	-	-	-	-	-	-	661
	CTO of the Company	2020	100%	17.67%	543	-	179	-	-	-	-	-	-	-	722

(a)	The compensation amounts in the table are in terms of cost to the Company.

(b)	Represents rate of holdings as of December 31 of the relevant year.

(c)	Assumes maximum possible grant, pursuant to Proposed Compensation Policy, subject to its approval.

14.	Overview of the grounds of the compensation committee and the board of directors for approval of the revision of terms of the service and employment of the CTO of the Company

14.1.	The members of the compensation committee and the board of directors ascribe great importance to the employment of Mr. Aurovsky, who has been employed as CTO of the Company for many years, due to his in-depth familiarity with the fields of activity of the Company. The members of the compensation committee and the board of directors believe that Mr. Aurovsky has the knowledge, education, experience and skills required for service as CTO of the Company.

14.2.	Members of the compensation committee and the board of directors believe that the terms of service and employment which are proposed reflect the scope of the activity required of Mr. Aurovsky as CTO of the Company, the responsibility he shall bear, the goals of the Company and its needs, the financial state of the Company, the conditions of the market and the exposure and risk inherent in service as CTO and director in the Company.

14.3.	Furthermore, the terms of service and employment were determined in light of the fact that Mr. Aurovsky, in addition to his position as CTO of the Company, fulfilled additional functions which are not staffed at the Company. Resultingly, the Company saves on the cost of employment of additional employees and officers. It is emphasized that in light of the reduced manpower at the Company, Mr. Aurovsky is required to carry out additional functions in the fields of business development, marketing and sales, collection from customers and so forth, in addition to his position as CTO of the Company.

14.4.	The members of the compensation committee and the board of directors noted that the terms of employment and service which are proposed for Mr. Aurovsky are identical to those prevailing in accordance with his employment agreement existing with the Company. The principal change in the terms of the employment arises from the determination of threshold conditions to receiving variable compensation and a ceiling for the annual bonus in the Proposed Compensation Policy at the Company, such that the entitlement of Mr. Aurovsky and the ceiling of the annual grant to which he may be entitled will be limited in accordance with the provisions of the Proposed Compensation Policy.

14.5.	After having examined the Ratio between the terms of service and employment proposed for the CTO of the Company and between the average and median cost of salary of the remainder of the employees of the Company, the members of the compensation committee and the board of directors of the Company believe that the compensation ratios are reasonable and fair in light of the operation of the Company as a Company operating in a unique field where few have the knowledge and managerial experience therein, and fulfill the Ratios of compensation determined in the compensation policy of the Company, existing and proposed.

14.6.	In light of all of that stated above, the terms of service and employment which are proposed for Mr. Aurovsky are accepted, fair and reasonable.

15.	The approvals required, the names of the directors who participated in the meeting of the compensation committee and the board of directors

15.1.	In the meeting of the compensation committee of the Company of March 24, 2021, in which participated Mr. Amir Ariel (committee chairman), Ms. Maya Sadrina and Mr. Yosef Tenne, reapproval of the terms of service and employment of Mr. Aurovsky was presented for discussion, a unanimous resolution was passed for its approval. Accordingly, in the meeting of the board of directors of the Company of March 29, 2021, in which participated Mr, Anatoly Hurgin, Mr. Amir Ariel, Ms. Maya Sadrina and Mr. Yosef Tenne, the terms of service and employment of Mr. Aurovsky were approved unanimously.

15.2.	The terms of service and employment of Mr. Aurovsky require the approval of the Meeting convened in this Convening of Meeting Report.

16.	The names of the directors with a personal interest in approving the revision to the terms of service and employment of Mr. Aurovsky, and the nature of the personal interest

Mr. Aurovsky has a personal interest in approval of the resolution in item 3 of the agenda above, due to his being a party to the engagement.

Part E - Additional Details Concerning the letters of exculpation in favor of officers and directors

17.	It is proposed to grant officers in the Company, as shall serve from time to time, a deed of release in the format attached as Appendix B to this summons (“Release Deed”).

18.	The following is an overview of the Release Deed

18.1.	Pursuant to the Release Deed, the Company releases every director and officer therein from any liability toward it in respect of any damage caused and/or which shall be caused to it, directly or indirectly, subsequent to breach of the duty of care of a director and/or officer towards it as stated, in his good faith activity by virtue of being an officer in the Company and/or a subsidiary and/or associated company of the Company, as shall be from time to time.

18.2.	The release pursuant to the Release Deed shall not apply to breach of the duty of care upon distribution, as this term is defined in the Companies Law, and with respect to a violation of a breach of the duty of care in a resolution or in a transaction in which a controlling shareholder or any officer in the Company has a personal interest.[1]

[1]	As of this date, the Company has no controlling interest.

18.3.	The release pursuant to the Release Deed shall be valid after termination of the employment of the director and/or officer in the Company and/or the subsidiary and/or the associated company as well, and provided that the actions in respect of which the release of liability was given, were and/or shall be made in the period of service of such officer in the Company and/or subsidiary and/or associated company.

19.	Overview of the grounds of the compensation committee and board of directors in approval of the release

19.1.	Granting of a release deed to officers (including directors) is customary in companies of the type and size of the Company and intended to enable such officers to act freely and for the benefit of the Company, and to afford such officers of the Company an appropriate work environment in order to act for its benefit with the knowledge that if they shall violate their duty of care towards it, they shall be protected in accordance with the limitations at law, and to deal with the risks imposed upon officers in the framework of fulfillment of their positions.

19.2.	The format of the Release Deed aligns with the Proposed Compensation Policy (to such extent as shall be approved by the Meeting) and the articles of incorporation of the Company.

19.3.	In light of all of that stated above, the members of the board of directors believe that in the circumstances of the matter the granting of the Release Deed to the officers in the Company is reasonable, fair and for the benefit of the Company.

20.	The approvals required, the names of the directors who participated in the meeting of the compensation committee and the board of directors

20.1.	In the meeting of the compensation committee of the Company of March 24, 2021, in which participated Mr. Amir Ariel (committee chairman), Ms. Maya Sadrina and Mr. Yosef Tenne, the issue of a release to directors and officers was presented for discussion, and a unanimous resolution was passed for its approval. Accordingly, in the meeting of the board of directors of the Company of March 29, 2021, in which participated Mr. Anatoly Hurgin, Mr. Amir Ariel, Ms. Maya Sadrina and Mr. Yosef Tenne, the granting of the release to directors and officers at the Company was approved unanimously.

20.2.	The granting of the Release Deed to officers, as shall serve from time to time, is subjected to approval of the general meeting of the Company convened in this report.

21.	The names of the directors who have a personal interest in approval of the granting of the release

All of the directors in the Company are entitled to receive the proposed Release Deed subject to its approval by the Meeting, and accordingly, all the directors in the Company may have a personal interest in approval of the granting of the proposed release. In accordance with the provisions of Article 278(b) of the Companies Law, all of the directors may participate in the voting of this matter.

Part F - Additional Details Concerning the General Meeting

22.	The required majority for approval of resolutions

22.1.	The majority required in the Meeting for approval of the resolution in item 3 of the agenda above is an ordinary majority of all of the votes of the shareholders entitled to vote in the Meeting and who voted therein. As of the date of the report, the Company has no controlling shareholder as this term is defined in the Companies Law.

22.2.	The required majority in the Meeting for approval of the resolutions set forth in items 1, 2 and 4 of the agenda, is an ordinary majority of the shareholders entitled to vote and participating in the vote, and provided that one of the following is fulfilled:

(a)	The count of the majority votes in the Meeting shall include the majority of all of the votes of shareholders who are not controlling shareholders in the Company or parties at interest in approval of the resolution, save for a personal interest which is not a result of their relations with the controlling shareholder, who participate in the vote (abstentions shall not be counted among the votes of such aforementioned shareholders).

(b)	The total number of votes objecting, from among the aforementioned shareholders in subclause 22.2 (a) above, shall not exceed two percent (2%) of all of the voting rights in the Company.

23.	Procedures of the Meeting and the voting

23.1.	Manner of voting

A shareholder who is registered as a shareholder in the registry of shareholders of the Company (“Registered Shareholder”), is entitled to vote at the Meeting by himself (participation in the Meeting), by means of a legal representative, or by means of a voting deed as defined in Article 87 of the Companies Law and whose format is attached to this report (“Voting Deed”). A shareholder pursuant to Articles 177(1) of the Companies Law (meaning a party in whose favor a share is registered with a stock exchange member and such share is included among the shares registered in the registry of shareholders in the name of a nominee company) (“Unregistered Shareholder”) may vote in the method set forth above and by means of an Electronic Voting Deed delivered to the Company through the Electronic Voting System operating under Mark B of Chapter G(2) of the Securities Law (“Electronic Voting”, “Electronic Voting System” and “Electronic Voting Deed”, respectively).

23.2.	Convening of assemblies; deferred assemblies; determining date

The Meeting is planned for Wednesday May 5th, 2021 at 14:00 at the offices of the Company.

A discussion at the Meeting may commence solely and exclusively upon the presence of Legal Quorum at the opening of the Meeting. Legal Quorum will exist when there shall be present, themselves (by means of Voting Deed or Electronic Voting Deed) or by means of a delegate, at least two shareholders representing jointly at least one-fourth (1/4) of the voting rights in the Company, within half-an-hour from the time determined for commencement of the Meeting (“Legal Quorum”). In the absence of a Legal Quorum at the end of half-an-hour from the time determined for commencement of the Meeting or if during the course thereof the number of participants in the Meeting fell to under the required presence for a Legal Quorum, the Meeting will be postponed for seven days, for the same day at the same hour at the same place, meaning Wednesday, May 12, 2021, at the hour of 14:00 at the offices of the Company (“the Deferred Meeting”). If there shall be no Legal Quorum at the Deferred Meeting within half-an-hour from the time determined therefor, the Deferred Meeting shall take place with any number of participants.

The determining date for entitlement of a shareholder to vote in the Meeting as stated in Article 182(b) of the Companies Law and in Regulation 3 of the Voting in Writing Regulations, is Wednesday, April 7, 2021 (“the Determining Date”).

23.3.	Legal representative for a vote

A shareholder may appoint a legal representative to vote in his stead, who is not required to be a shareholder in the Company.

Appointment of a representative or a legal representative to participate and to vote in a Meeting on behalf of a shareholder shall be in writing, signed by the shareholder or his legal representative appointed in writing, or, if the appointer is a corporation, a power of attorney shall be signed in the same manner in which such corporation signs upon documents which bind it. If the appointer is a corporation, a confirmation of an attorney shall be attached to the power of attorney, whereby the power of attorney was signed in accordance with the articles of incorporation of such corporation. However, the chairman of the Meeting may decide, at his exclusive discretion, that a deed of appointment was deposited lawfully. Voting in accordance with the terms of a power of attorney shall be lawful even if the appointer has died or been declared bankrupt or legally incompetent prior thereto, or if he has cancelled the deed of appointment or transferred the share with respect to which it was issued or, as a corporation, a liquidator or receiver of assets has been appointed for it, all unless notice in writing has been received (authenticated to the satisfaction of the board of directors of the Company) upon such change at the offices of the Company prior to the time of the Meeting, meaning up to Wednesday, May 5th, 2021 at the hour of 14:00. A deed of appointment of a legal representative and the power of attorney or other certificate (if any) shall be deposited to the offices of the Company up to forty-eight (48) hours prior to the time for the meeting, meaning by May 3rd, 2021 at the hour of 14:00, unless another directive was determined by the board of directors of the Company. Such deposit, relating to the time determined for the Meeting, shall be valid for the Deferred Meeting as well.

23.4.	Voting in writing; position notice

A shareholder may vote at a meeting for approval of resolutions on the agenda by means of a Voting Deed. Voting in writing will be made by utilizing the second part of the Voting Deed attached to this report.

The Voting Deed and the position notices, as defined in Article 88 of the Companies Law, if submitted, may be viewed at the Securities Authority distribution website at http://www.magna.isa.gov.il (“the Distribution Website”) and at the website of the Tel Aviv Stock Exchange Ltd., at: http://maya.tase.co.il (“the Stock Exchange Website”). Every shareholder may contact the Company directly and receive the format of the Voting Deed and position notices (if issued).

A stock exchange member shall send by e-mail, without cost, links to the format of the Voting Deed and position notices (if issued) at the Distribution Website, to all shareholders of the Company who are not registered in the registry of shareholders of the Company and whose shares are registered with such stock exchange member, unless the shareholder has notified that he is not desirous thereof or that he wishes to receive Voting Deeds by post in consideration for payment of shipping costs, and provided that the notice was issued with respect to a certain securities account on a date preceding the Determining Date.

The Voting Deed and the documents which must be attached thereto as specified in the Voting Deed must be produced to the offices of the Company (including by registered posted) together with confirmation of ownership (and with respect to a Registered Shareholder - together with a photocopy of an identity certificate, passport or certificate of incorporation, as the case may be) up to four hours prior to the time for the convening of the Meeting, meaning May 5th, 2021 at the hour of 10:00.

For this purpose “the time for production” is the time in which the Voting Deed and the documents attached thereto will reach the offices of the Company.

Additionally, a shareholder who is not registered will be entitled to produce the confirmation of ownership by means of the Electronic Voting System as stated in this clause below.

The final date for production of position notices to the Company by shareholders of the Company is up to ten days prior to the time for the Meeting, meaning, by April 25, 2021 at the hour of 14:00. A Voting Deed to which a confirmation of ownership was not attached (or in the alternative a confirmation of notice was not produced by means of the Electronic Voting System) or with respect to a Registered Shareholder, where a copy of the identity certificate, passport or certificate of incorporation was not attached thereto, as the case may be, shall be invalid.

23.5.	Electronic Voting Deed

As stated above, an Unregistered Shareholder may also vote by means of the Electronic Voting System. Voting by means of an Electronic Voting Deed will be possible up to six hours prior to the time of convening of the Meeting, meaning up to Wednesday, May 5th, 2021 at the hour of 8:00.

23.6.	Confirmation of ownership

An Unregistered Shareholder will be entitled to participate in a meeting only if he produces to the Company, prior to the Meeting, an original confirmation from the stock exchange member with whom his right to a share is registered, concerning his ownership in shares of the Company on the Determining Date, in accordance with the form in the supplement to the Companies Regulations (proof of ownership of share for purpose of voting in the general meeting) - 2000 (“Confirmation of Ownership”) or in the alternative if he shall send Confirmation of Ownership to the Company through the Electronic Voting System. An Unregistered Shareholder is entitled to receive Confirmation of Ownership from the stock exchange member by means of whom his shares are held, at the branch of the stock exchange member or by post to his address in consideration for shipping fees only, if he is requested this, and provided that such request shall be made in advance to a specific securities account. An Unregistered Shareholder is further entitled to direct that his Confirmation of Ownership will be delivered to the Company by means of the Electronic Voting System.

23.7.	Changes to the agenda; the final date for production of a request to include an item on the agenda by a shareholder

After publication of this Convening of Meeting Report, changes to the agenda may occur, include the addition of an item to the agenda, and position notices may be published. The up-to-date agenda and the position notices may be viewed in the notices of the Company published at the Distribution Website. A request of a shareholder under Article 66(b) of the Companies Law to include an item on the agenda of the Meeting will be produced to the Company up to seven days after publication of the Convening of Meeting Report, meaning, by April 8, 2021. Such request having been submitted, it is possible that the item will be added to the agenda and its details will appear on the Distribution Website. In such instance, the Company will publish an amended Voting Deed together with an amended convening report, not later than seven days after the final date for production of a request of a shareholder for inclusion of an item on the agenda, meaning by April 15, 2021.

23.8.	Details of the representative of the Company for matters related to the immediate report

The representatives of the Company for matters related to this report are Attorney Doctor Zvi Gabbay and Andrei Yanay of the Law office of Barnea Jaffa Lande and Co., of 58 Harakevet Street, Tel Aviv, telephone: 03-6400600, fax: 03-6400650.

24.	Review of documents

Every shareholder of the Company may review this report and the documents cited therein, and the text of the resolution in the matters on the agenda, at the offices of the Company on Sunday through Thursday at the customary work hours until the time of the convening of the Meeting, by advance coordination at: 03-6879777 or fax: 03-5376483, and at the Distribution Website.

Respectfully,

Ability Inc.

Signed on the date of this report by:

Anatoly Hurgin,

chairman of the board of directors

and CEO of the Company

Appendix A

Ability Inc.

Compensation Policy for Officers

March 2021

1.	Introduction

The purpose of this document is to set forth the policy of Ability Inc. and its subsidiaries (hereinafter: “the Company”) regarding compensation of its officers, including the components of compensation and the manner of its determination, and subject to the provisions of the Companies Law (Amendment 20) - 2012 (hereinafter: “Amendment 20”).

The Company views the compensation policy as a tool to incentivize and compensate officers in respect of their work at the Company. It is clarified that compensation for each officer will be in accordance with a specific approval issued with respect thereto by the parties authorized therefor at the Company, subject to the provisions of the Companies Law - 1999 (hereinafter: “the Companies Law”) and Amendment 20.

Nothing stated in this compensation policy shall give rise to any right to any officer in the Company to whom these principles of compensation apply, or with respect to any person. The components of compensation to which an officer shall be entitled shall be solely and exclusively those approved for him individually by the authorized organs of the Company and in accordance with the provisions of the law.

2.	The date of entry into force of the compensation policy

2.1.	The compensation policy will enter into force starting on the date of its approval by the general meeting[2], for 3 years, in accordance with the provisions of the Companies Law and the regulations thereunder.

2.2.	The compensation committee of the Company is obligated to carry out an examination of the compensation policy and its revision at least once every 3 years and as shall be required from time to time, and shall recommend to the board of directors of the Company upon a revision or extension of its validity. Furthermore, the compensation committee will monitor and audit the implementation of the compensation policy.

[2]	The board of directors of the Company may determine the compensation policy even if the general meeting has opposed its approval, and provided that the compensation committee and thereafter the board of directors shall resolve, on the basis of specified grounds and after having rediscussed the compensation policy, that approval of the compensation policy despite the objection of the general meeting is in the best interests of the Company.

2.3.	The compensation committee and the board of directors are responsible for the compensation policy and its implementation, including the authority to interpret its provisions in any event of doubt with respect to the manner of their interpretation.

3.	Mechanism for approval of terms of compensation at the Company

Approval of the terms of employment and performance of changes in the compensation plan of officers in the framework of the policy, will be reviewed, discussed and approved by the authorized organs of the Company in accordance with the Companies Law and the regulations thereunder.

4.	General provisions

4.1.	A grant, retirement grant, capital compensation, and any other variable component of compensation upon which shall be agreed between an officer and the Company which shall be paid to any of the officers in the Company, will not be deemed part of his employment salary and shall not constitute a basis for calculation of entitlement or accrual of any ancillary rights, including but without detracting from the generality of that stated above, shall not serve as a salary component and shall not constitute a fixed component for purposes of calculation of the rights arising from employment relations, including, but not only, vacation, sick pay, severance pay, pension provisions, continuing education fund, to such extent as these components will be included in the framework of his terms of service and employment.

4.2.	The Company will be entitled to engage with each of the officers in the Company in different employment agreements which shall include different components of compensation.

5.	Guiding principles upon preparation of a compensation policy

Upon determination of this compensation policy, the Company shall consider the following principles:

5.1.	The manner of activity of the Company, the cash flow status of the Company, the exposure inherent in the service as an officer in the Company, the value of the Company, and the complexity of the operations and additional considerations unique to the Company.

5.2.	Appropriate incentive - the compensation policy is intended to create appropriate incentive for officers at the Company, with the aim of endeavoring to achieve the goals of the Company and promotion of its aims while taking into account the income planning of the Company, risk management of the Company, and compliance with regulatory provisions. The policy is planned with a long-term view to emphasize appropriate division between fixed compensation and variable compensation and balance the need for retaining various officers on the one hand and avoidance of inappropriate risks on the other, solely for the purpose of meeting the goals of the Company.

5.3.	Variable components - which are commensurate with the appropriate contribution of the officer to the meeting of the goals of the Company and maximization of profit while maintaining appropriate risk management.

5.4.	Variable capital compensation - the purpose of the granting of which is to align the desire of the shareholders and the desire of the employees and managers of the Company to maximize the value of the Company and its shares. Due to the long-term nature of capital compensation plans, they support the ability of the Company to retain its senior managers in their position for the long-term.

5.5.	Determination of a salary which is commensurate with the skills, education, expertise and professional experience, position and fields of responsibility of the officer.

6.	Compensation

6.1.	Considerations in determination of the terms of service and employment of the officers:

(a)	General data:

●	Criteria for compensation of officers at a similar level in the Company (as relevant).

●	The salary of the previous officer in such position (as relevant).

●	The economic status of the Company and its size.

●	Comparison with salary data for other companies.

(b)	Subjective data:

●	Examination of the education, skills, expertise and experience and achievements of the officer in his previous and current position.

●	Type of position, responsibility, duration of employment, tenure at the workplace, and previous salary levels of the employee.

(c)	Recommendation of the supervisor of the employee.

(d)	The average salary and median salary of employees in the Company and contract employees employed by the Company and the ratio between each of these and between the compensation proposed for approval of the officer and the impact of such gap between the terms of service of the officer and between the terms of salary of the remainder of the employees of the Company, upon the work relations in the Company. In this matter it is noted that the compensation committee and the board of directors believe that the ratios of compensation as of this date which is specified below[3], are reasonable and fair in light of the activity of the Company as a company which employs employees at low levels and at intermediate levels:

(e)	The economic status of the Company and its size.

[3]	In calculation of the aforementioned ratios, employees of the Company were included as well as officers of the Company, who receive consideration in respect of their service as officers (save for directors who received compensation in accordance with compensation regulations). With respect to such officers, in their terms of service and employment there were included for purposes of calculation of the aforementioned ratios, the maximum possible annual grant in accordance with the provisions of clause 9.4 below. The ratios were calculated on the basis of full-time equivalent salary.

(f)	Comparison of salary data of other companies.

Further to that described in clause (d) above, the following are the compensation ratios as were calculated by the company:

Position	Ratio between total compensation to average salary cost	Ratio between total compensation to median salary cost
CEO	5.07	5.21
CTO	4.97	5.10
CFO	2.57	2.63

7.	Officers included in the policy

7.1.	Company CEO

7.2.	Company CTO

7.3.	Additional officers defined according to the Companies Law

8.	The components of the compensation policy

8.1.	Fixed compensation

Fixed compensation component with the aim of compensating the officers in respect of the time which they invest in performance of their position in the Company. Fixed compensation reflects the position, the authority and responsibility accompanying it, the specific suitability of the officer to the position, and the level of his performance in practice. Fixed compensation may be defined as a fixed amount and may be defined as a fixed ratio based on the gross income, a fixed ratio of sales or any other fixed ratio which shall be determined, and not more than the maximum fixed compensation amount set forth in the table below.

8.2.	Basic ancillary conditions

In this document, the intention is to conditions which are ancillary to a salary in accordance with the law, the caselaw and the custom at the Company, and includes social provisions, vacation, recuperation, provisions for provident funds, severance pay and provisions for continuing education fund. In this document, the intention is to ancillary funds whether for a salaried officer or an officer employed under a service agreement.

8.3.	Additional ancillary conditions

The Company may provide an officer, for purposes of performance of his position, a vehicle, cellular phone, mobile computer, and so forth, as shall be determined by the management of the Company. The Company may determine that it shall bear all of the costs involved in these ancillary conditions, including the usage value tax thereof. The Company may determine in its engagement with an officer that it shall bear part or all of the expenses of the officer incurred in fulfillment of his position, including telephone, internet, lodging (in Israel and overseas) per diem, hosting, travel expenses (in Israel and overseas), newspapers, professional literature, professional guild memberships and so forth.

8.4.	Updating of ancillary conditions

Updating of ancillary conditions will be carried out as part of the total fixed component with respect to the ratios defined by the Company between the variable components and the fixed components in the compensation package.

8.5.	Service Provision agreements

The Company may determine, at the request of the officer in the Company, that the engagement with him will be by means of a management agreement in the stead of engagement in an employment agreement and that no employment relations shall exist between the Company and between such officer with whom the officer has engaged in such management agreement. This compensation policy shall also apply to engagement through such management agreement. In any engagement in a management agreement in which the Company shall engage after the entry into force of this compensation policy, the Company shall verify that the engagement includes the following provisions: (a) an undertaking of the officer to indemnify the Company in respect of any legal action submitted against it, if submitted, with a cause of action involving the existence or absence of employment relations; (b) if and to such extent as it shall be determined by a competent authority, including a judicial instance, that employment relations existed between the parties, then it is agreed that the consideration pursuant to the management agreement includes the gross salary (at a rate of the total monthly payment as shall be determined in the agreement,) and all of the payments which were paid beyond the amount which shall be agreed as gross salary will be deemed as social provisions, other benefits and rights related to employment relations.

8.6.	Total annual compensation cost - fixed compensation

In accordance with this policy, the maximum annual cost in respect of fixed compensation shall be in accordance with the following table:

Officer	Total annual cost - fixed salary*
CEO	1,800 thousand NIS
CTO	1,800 thousand NIS
VPs and other officers	1,000 thousand NIS

*	The amounts specified above are in terms of employer costs without payroll taxes, both with respect to the existence of employment relations or if the engagement is in an agreement for provision of services (including by means of a company controlled and wholly owned by the officer) and is in accordance with the scope of the employment appropriate for these positions. In the event of a service agreement, the amount presented does not include VAT.

NOTES

1.	Subject to the remainder of the provisions of the Companies Law, the compensation committee may revise the terms of service and employment of the CEO of the Company, and the CEO of the Company may revise the terms of service and employment of the officers subordinate to the CEO, and provided that such revision aligns with this compensation policy, and that the change is not material with respect to the existing terms. In this clause “a change which is not material” means a change in the annual cost of salary of an officer at the Company up to a limit of 5% with respect to the original agreement which was approved by the authorized organs. Determination of terms of service and employment for a new officer, if relevant, will be carried out, inter alia, in the framework and subject to the aforementioned limitations related to the level of fixed compensation of the officers in similar positions serving at the Company.

2.	The Company shall be entitled to determine the linkage of the salary of the officers to the salary of other officers, which will be updated automatically upon the update of the salary of such officer, and provided that the total salary does not deviate from the ceiling set forth in the policy with respect to such officer.

3.	The total annual salary of any of the officers will not exceed the salary of the CEO of the Company, save for the salary of the VP sales of the Company, as a result of the variable grant component.

9.	Variable Compensation - target based grant

The variable component seeks to express the contribution of the officer to the obtaining of the goals of the Company and maximization of its profit with a long-term view and will usually include measurable criteria in accordance with his position.

Upon determination of the variable component for each officer, the economic plans of the Company and its performance must be taken into account, as well as the personal performance of the officer in accordance with the targets determined for him. The board of directors of the Company will discuss and determine quantitative targets for entitlement to the grant on the basis of targets set forth in clause 9.1(a) below, once per annum.

The purpose of the targets in this compensation policy is to lead to realization of the business plan of the Company for the following years as well as the qualitative targets which are important for creation of goodwill of the Company, and the desire of the Company to compensate the officers in respect of their contribution to attainment of such goals.

In the framework of the compensation, measurable and qualitative targets will be set forth.

9.1.	The variable compensation terms - grant in respect of measurable and qualitative target

The Company may determine that officers therein shall be entitled to an annual and/or nonrecurring grant (hereinafter jointly in this clause: “the Grant”) which is intended to compensate the officer for his contribution to achieving the goals of the Company with a multi-year view and/or in respect of fulfillment of a defined short-term or long-term target, which shall be determined in advance in accordance with measurable criteria and/or immeasurable criteria, as specified below.

(a)	Measurable targets

Various measurable target criteria on the basis of the annual financial reports of the Company and/or on the basis of other measurable targets determined separately for each of the officers, which will be tailored, as possible, to the position of the officer and will reflect as much as possible the contribution of the officer to the goals of the Company and its plans, and including that all of the following are fulfilled in the audited financial reports of the Company:

-	Sales scope of 4 million United States dollars.

-	Gross profit rates exceed 15% of revenue.

The targets above are cumulative threshold conditions to entitlement to a quantitative grant, on the basis of which the board of directors of the Company will determine annual targets as stated in clause 9 above.

(b)	Qualitative targets

Senior officers will be entitled to compensation in respect of qualitative targets attained the calendar year pursuant to the resolution of the board of directors passed at the time of the approval of the annual financial reports and in accordance with the recommendations of the compensation committee, in light of the contribution of the officer to the Company.

9.2.	Measurable and qualitative targets

The targets will be determined for all officers (who are not controlling shareholders) or for specific officers, once per annum, by the board of directors after the recommendation of the compensation committee and will also include the granting of discretion to the compensation committee and the board of directors, without a limitation in amount and without fulfillment of targets, but subject to a grant ceiling determined in this policy and the provisions of the Companies Law and the directives of the Securities Authority. With respect to the VP sales of the Company, the component of the Grant which is based on measurable targets will be calculated as a rate which does not exceed 10% of the total revenue of the Company in respect of the sales which he carried out, and which shall be paid to the VP sales as a sales commission.

9.3.	Considerations in resolution upon a grant

The following consideration shall be included among those considered by the bodies specified above regarding approval of a Grant:

●	The contribution of the officer to the business affairs of the Company, its profit, fortitude, and stability.

●	The need of the Company to retain an officer with unique skills, knowledge, or expertise.

●	The measure of responsibility imposed upon the officer.

●	The satisfaction with the performance of the officer.

●	The contribution of the officer to the corporate governance and appropriate control and ethics environment.

●	Personal assessment made by the officer supervising the recipient of the Grant, with details of the substantive grounds underlying the basis for his recommendation.

●	Special contribution to an achievement of the Company or extraordinary efforts invested by the officer in the relevant year.

9.4.	Range of months of salary for compensation - measurable and quantitative targets

Target	Officer	Number of months of salary[4] for compensation[5]
Measurable (quantitative)	CEO and CTO	7
	Other officer	3
Qualitative	CEO and CTO	3
	Other officer	3

9.5.	Remarks

9.5.1.	The board of directors of the Company may grant the variable compensation as capital (by the granting of shares or options) in lieu of monetary payment.

9.5.2.	The number of months of salary for compensation (within the range determined) will be determined by the compensation committee and the board of directors.

9.5.3.	The board of directors of the Company shall have the authority to cancel the payment of the Grant to a certain officer in instances of breach of fiduciary duty, breach of engagement agreement and/or improper governance.

9.5.4.	The resolution approving the Grant in practice will be passed at the time of the approval of the annual financial reports.

9.5.5.	Payment of the Grant will be carried out in respect of each calendar year, on the date of the payment of the first monthly salary after approval of the annual financial reports of the Company and subject to available cash flow. To such extent as cash flow shall be insufficient, the payment of the Grant will be deferred for a number of months in accordance with the cash flow possibilities of the Company.

[4]	The meaning of “salary month” is the base monthly salary.
[5]	It is clarified that the total grant for the CEO and CTO shall not exceed 10 salary months in respect of the quantitative and qualitative components, and for another officer, the total grant shall not exceed 9 salary months for the quantitative and qualitative components.

9.5.6.	An officer, save for a member of the board of directors and the CEO, will be entitled to a grant only under the condition that he has been employed by the Company at least one work year. In the event that an officer will begin/end his position prior to the end of the relevant year, the Grant will be calculated in respect of the year of his commencement/ending in a partial manner in accordance with the number of workdays in such year divided by 365 days. In the event of departure of an officer in circumstances which preclude his right to receive severance pay, his right to a grant will be cancelled. An officer will be entitled to payment even if he was not working at the Company on the date of the payment of the Grant.

9.5.7.	Any amount which shall be paid in respect of the Grant shall not be taken into account in the ordinary salary of the officer for purposes of calculation of social provisions, vacation, and severance pay.

9.5.8.	The officer will undertake to return to the Company, also after termination of employment at the Company, grant amounts which were paid to him in surplus, if paid to him on the basis of data which evolved as erroneous and was restated in the financial reports of the Company during a period of up to 3 sequential financial reports after the financial reports on the basis of which the Grant was paid. The manner of calculation of the amounts to the Company, including the distribution of installments for payments, dates of return and so forth, will be determined by the compensation committee and the board of directors.

10.	Capital compensation

10.1.	The Company will be entitled to offer its officers to participate in the capital compensation plan under the following conditions:

(a)	Frequency of the grant - once per three years.

(b)	The annual value of the options/share package allotted to an individual officer (upon the granting of the options) to not exceed that stated in clause 9.4 above cumulatively. For purposes of the ceiling, the cumulative annual fair value of the capital compensation which shall be granted to the officers in the Company, on the date of the grant, will be assessed in accordance with the total economic value on the date of the granting divided by the number of years until the date of complete vesting.

1.	The exercise price of the option unit - will be determined by the compensation committee on the date of the grant, and shall not be less than the average closing share price in the 30 trading days preceding the date of the resolution upon the grant, and provided that the total economic value will not exceed the value of the compensation which may be granted to such officer. Notwithstanding that stated above, the compensation committee may determine a reduced exercise price and provided that the rate of options in the package which are not contingent upon targets, shall not exceed the rate of 25% of the option package or NIS 250,000 per annum, the lower of these.

2.	Vesting period - up to three years.

3.	Maximum number of tranches - 36 months.

4.	Date of expiry of the option units - after 5 years from termination of the service of the officer.

(c)	Determination of terms in the event of departure from the Company subsequent to dismissal, resignation and death or disability, heaven forbid, or in the event of a change in ownership.

(d)	The Company will not grant a capital grant of shares which is not target based.

10.2.	The option plan will be designed such that it fulfills the requirements of all of the relevant provisions of the law, as much as possible, and to such extent as possible, the provisions of Article 102 of the Income Tax Ordinance.

10.3.	The compensation committee and the board of directors shall have the authority to accelerate the vesting of the unvested options, and extend the exercise period of the aforementioned options, at their discretion, for officers who have terminated their position.

10.4.	The Company will be able to allot options and/or shares to the directors, from time to time, in accordance with the provisions of applicable law which shall apply on the date of the allotment. Allotment to directors by the board of directors will be in accordance with the provisions of the ordinary option plan of the Company and out of a reserve determined in the plan, if determined.

11.	Ratio between variable and fixed components in the compensation package

The variable compensation component shall not exceed 85% of the total compensation package for an officer in terms of base salary, other than with respect to the VP sales of the Company.

12.	Departure grant

As part of the granting of incentives and retaining of quality manpower at the Company, the Company may determine that an officer, upon conclusion of his service, will be entitled to a departure grant at a scope which shall not exceed a certain number of salaries as specified below:

12.1.	A departure grant in accordance with a predetermined mechanism which is not contingent upon the discretion of the compensation committee (and subject to the ceiling as stated in clause 12.3 below).

And/or:

12.2.	A departure grant subject to approval of the compensation committee and the board of directors, who shall be entitled to approve the departure grant in accordance with the information presented to them, after receiving the recommendations of the CEO of the Company or the chairman of the board of directors, that the officer provided a material contribution to the Company. The amount of the departure grant will be determined in accordance with the period of employment of the officer at the Company, the circumstances of his departure, the contribution of the officer to the Company throughout his service, and the performance of the Company in the aforementioned period (and subject to the ceiling as stated in clause 12.3 below).

12.3.	The ceiling for departure grants to which officers shall be entitled shall not exceed the amount equal to six months of employment, including the period of the advanced notice (which includes all of the payments and ancillary conditions, as though the officer actually worked in such period, subject to that stated in clause 4 above), save for instances of a change of control[6] in which the ceiling of the departure grants to which officers shall be entitled shall not exceed an amount equal to twelve months of employment.

12.4.	The compensation committee and the board of directors may determine that the departure grant will be issued subject to an undertaking of the departing officer not to compete with the Company and its business activity.

12.5.	An officer will not be entitled to a departure grant if the termination of his employment arises from circumstances justifying suspension of severance pay in accordance with the provisions of the law.

13.	Additional items concerning compensation of officers

13.1.	The ratios between the terms of employment of the officers and employees in the Company - the compensation committee and the board of directors will examine, upon approval of the terms of service and employment of an officer, the ratio between the terms of salary of officers and the remainder of the employees of the Company in accordance with that determined in the Companies Law, the regulations and the directives of the Securities Authority published from time to time. The compensation committee and the board of directors will relate in their decisions to the impact of these ratios upon the function of the company and the reasonability of the ratio in accordance with the size of the Company and its activity.

[6]	“Change in control” means an event, subsequent to which person and/or entities, who are not shareholders of the Company on the date of approval of the plan, purchase shares of the Company at a rate exceeding 25% of the total share capital or in the alternative receive the right to appoint, directly or indirectly, independently, or jointly with another person or entity (as a result of an agreement with such person or entity, or in another manner), 50% or more of the members of the board of directors.

13.2.	The terms of advance notice - officers in the Company will be entitled to an advance notice period of up to six months and severance pay as shall be determined in the salary agreements.

13.3.	Directors compensation - directors who are not parties at interest in the Company will be entitled to compensation which shall not exceed the maximum compensation pursuant to the Companies Regulations (rules concerning compensation and expenses for external director) - 2000 (above and hereinafter: “the Compensation Regulations”), and in the event of an expert director - the maximum compensation for an expert director, without detracting from their rights to capital compensation as stated in clause 10.4 in accordance with Regulation 8B of the Compensation Regulations.

Directors who are parties at interest or their relations (as per the definition of “relations” in the Companies Law) shall not be entitled to directors compensation, other than in instances where they are additionally employed in another capacity at the Company (including as active chairman of the board of directors or deputy active chairman of the board of directors, in which case their salary shall be determined as is customary in the Company for similar positions and/or in accordance with the compensation policy). In addition, they shall be entitled to participate in the capital compensation plan as shall be resolved from time to time.

13.4.	Release and indemnification - officers in the Company (including directors and including a controlling shareholder) may be entitled, in addition to the compensation set forth in this compensation policy, to release and indemnification arrangements in respect of their liability as officers, and all subject to the provisions of applicable law. The compensation arrangement will be limited to up to 25% of the shareholders capital of the Company, but not less than fifty-thousand dollars. The release arrangement, if issued, shall not apply to a decision or a transaction in which a controlling shareholder or any officer in the Company (even another officer than the one for whom the release deed is issued) has a personal interest.

13.5.	Insurance - officers who shall serve in the Company from time to time, including controlling shareholders and/or their relations, shall be entitled to be included in the framework of the directors and officer’s insurance policy of the Company under the following conditions:

(a)	A limit of liability of up to 30 million US dollars per event and per period.

(b)	The annual premium and the total deductible shall be in accordance with the market conditions on the date of the issue of the policy and the cost is not material to the Company.

Appendix B - Exculpation Letter in favor of officers and directors

Date: ___________

To,

Mr/Mrs._____________

Dear Sir, Madam,

RE: Exculpation in favor of officers and directors

Whereas the provisions of the articles of incorporation of Ability Inc. (“the Company”) permit the Company, subject to the provisions set forth in the Companies Law - 1999 (“the Companies Law”) to release, in advance, an officer from his liability toward the Company in respect of breach of the duty of care towards it.

And whereas the Company has passed all the resolutions required at law to issue a release from liability for an officer subsequent to breach of the duty of care towards it in accordance with the terms of the release set forth in this deed.

And whereas you serve as an officer in the Company and/or subsidiary and/or associated company of the Company.

Accordingly we hereby inform you that subject to the provisions of the law, the Company hereby releases you in advance from any liability towards it due to any damage caused and/or shall be caused, directly or indirectly, subsequent to breach of your duty of care towards it in your good faith activity by virtue of being an officer in the Company and/or subsidiary of the Company and/or associated company of the Company, as shall be from time to time.

The undertakings of the Company pursuant to this Release Deed will be interpreted broadly in a manner intended for their fulfillment, to such extent as permitted at law, for the purpose for which they were intended. In the event of discrepancy between any provision in this Release Deed and the provisions of the law which may not be stipulated against, altered or added to, the aforementioned statute shall clearly prevail, however this shall not detract from or prejudice the validity of the remainder of the provisions in this deed of release. Nothing in that stated in this deed of release shall detract from that stated concerning the undertaking of the Company to indemnify and effect insurance coverage for the liability of directors and officers.

The release as stated in this deed shall not apply to breach of fiduciary duty upon distribution, as this term is defined in the Companies Law or with respect to breach of the duty of care in a resolution or transaction in which a controlling shareholder or any officer in the Company (even an officer who is different from he to whom the Release deed was issued) has a personal interest.

The release from liability issued to you pursuant to this deed will be available to you even after termination of your service as an officer of the Company and/or subsidiary and/or associated company, and provided that the actions in respect of which the release from liability was issued were made and/or shall be made in the period of your service as an officer in the Company and/or subsidiary and/or associated company.

It is emphasized hereby that the provisions of the law which relate to the continued validity and extension of transactions with controlling shareholders and/or their relations and/or in which controlling shareholders and/or their relations have a personal interest7, shall apply to the extension of the validity of this Release Deed.

In witness whereof the Company has signed

Ability Inc.

I confirm receipt of this Release Deed and confirm my agreement with its conditions:

Name of officer: __________________

Date: __________________

Signature

[7]	Relevant to a deed of release to officers who are controlling shareholders or their relations.